ORBIS

Warsaw, 2003-02-17

03007345

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 153 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 4nd quarter 2002 Report.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL
SUPPL

Best regards

Krzysztof Gerula

Vice-President

dlw 3/12

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

82-5025

ORBIS S.A.

SA-Q 4/2002 in thousands of PLN

Report SA-Q 4/2002

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 1 item 1 of the Ordinance of the Council of Ministers dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of **ORBIS S.A.** submits in public this quarterly report for the IV quarter 2002.

Date submitted: 14.12.2002r.

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	4 quarters 2002 ended DEC. 31, 2002 cumulative	4 quarters 2002 ended Dec. 31, 2002 cumulative	4 quarters 2002 ended DEC. 31, 2002 cumulative	4 quarters 2002 ended Dec. 31, 2002 cumulative
I. Net sales revenues	608 155	681 496	157 158	186 665
II. Operating profit (loss)	24 816	46 419	6 413	12 714
III. Profit (loss) before taxation	44 517	71 344	11 504	19 541
IV. Net profit (loss)	30 965	51 168	8 002	14 015
V. Net cash flows from operating activities	74 522	106 258	19 258	29 105
VI. Net cash flows from investing activities	- 8 303	- 88 711	- 2 146	- 24 298
VII. Net cash flows from financing activities	- 12 001	3 198	- 3 101	876
VIII. Total net cash flows	54 218	20 745	14 011	5 682
IX.. Total assets	1 385 316	1 382 053	344 589	392 417
X. Liabilities and reserve for liabilities	206 301	209 831	51 316	59 579
XI. Long-term liabilities	48 929	16 507	12 171	4 687
XII. Short-term liabilities	67 299	92 902	16 740	26 378
XIII. Shareholders' equity	1 179 015	1 172 222	293 273	332 838
XIV. Share capital	92 154	92 154	22 923	26 166
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,67	1,11	0,17	0,30
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	25,59	25,74	25,44	25,40
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

BALANCE SHEET

	as at Dec. 31, 2002 end of 4th quarter 2002	as at Sept. 30, 2002 end of 3rd quarter 2002	as at Dec. 31, 2001 end of 4th quarter 2001	as at Sept. 30, 2001 end of 3rd quarter 2001
Assets				
I. Fixed assets	1 188 222	1 234 312	1 237 874	1 234 906
1. Intangible assets	1 883	1 700	2 814	2 900
- goodwill	456	593	1 003	1 140
2. Tangible fixed assets	1 134 271	1 133 493	1 127 473	1 113 947
3. Long-term receivables	38	0	0	0
3.1. From subsidiary and associated companies	0	0	0	0
3.2. From other companies	38	0	0	0
4. Long-term investments	36 734	84 287	89 672	96 843
4.1. Real estste	3 879	8 878	12 601	12 601
4.2. Intangible assets	0	0	0	0
4.3. Long-term financial assets	32 442	74 996	75 873	83 044
a) in subsidiary and associated companies	30 554	30 597	31 333	38 356
- shares in companies valued under the equity method	0	0	0	0
b) in other companies	1 888	44 399	44 540	44 688
4.4. Other long-term investments	413	413	1 198	1 198
5. Long-term deferred expenses	15 296	14 832	17 916	21 215
5.1. Deferred income tax	15 296	13 636	15 564	18 478
5.2. Other deferred expenses	0	1 196	2 352	2 737
II. Current assets	197 094	184 988	144 179	166 827
1. Inventories	11 272	12 021	14 008	15 040
2. Current receivables	35 221	47 127	34 230	59 970
2.1. From subsidiary and associated companies	3 561	7 609	2 757	8 832
2.2. From other companies	31 660	39 518	31 472	51 138
3. Short-term investments	145 517	114 237	90 149	76 967
3.1. Short-term financial assets	130 258	90 886	76 041	62 859
a) in subsidiary and associated companies	242	242	242	242
b) in other companies	0	0	0	0
c) cash and cash equivalents	130 016	90 644	75 798	62 616

3.2. Other short-term investments	15 259	23 351	14 108	14 108
4. Short-term deferred expenses	5 084	11 603	5 792	14 850
Total Assets	1 385 316	1 419 300	1 382 053	1 401 733
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 179 015	1 186 065	1 172 222	1 170 468
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	708 079	707 567	674 406	673 768
5. Revaluation capital	281 735	286 708	288 526	289 164
6. Other reserve capitals	0	0	0	0
7. Prior years' profit (loss)	66 082	74 902	65 968	71 259
8. Net profit (loss)	30 965	24 734	51 168	44 124
9. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Liabilities and reserves for liabilities	206 301	233 235	209 831	231 265
1. Reserves for liabilities	83 715	91 584	94 088	108 396
1.1. Reserve for deferred income tax	15 618	14 372	14 954	13 299
1.2. Provisions for pension and similar benefits	40 058	44 656	49 701	60 710
a) long-term provisions	35 046	37 912	41 872	52 881
b) short-term provisions	5 012	6 744	7 829	7 829
1.3. Other provisions	28 039	32 556	29 433	34 387
a) long-term provisions	19 090	18 713	17 172	16 477
b) short-term provisions	8 949	13 843	12 261	17 910
2. Long-term liabilities	48 929	52 641	16 507	40 572
2.1. To subsidiary and associated companies	0	0	0	0
2.2. To other companies	48 929	52 641	16 507	40 572
3. Current liabilities	67 299	82 861	92 902	73 221
3.1. To subsidiary and associated companies	742	600	838	752
3.2. To other companies	58 367	71 634	82 795	61 218
3.3. Special funds	8 191	10 626	9 269	11 251
4. Accrued expenses and deferred income	6 358	6 149	6 333	9 076
4.1. Negative goodwill	0	0	0	0
4.2. Other accrued expenses and deferred income	6 358	6 149	6 333	9 076
a) long-term accruals	200	0	0	0
b) short-term accruals	6 158	6 149	6 333	9 076
Total Shareholders' Equity and Liabilities	1 385 316	1 419 300	1 382 053	1 401 733

Book value	1 179 015	1 186 065	1 172 222	1 170 468
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	25,59	25,74	25,44	25,40
Diluted number of shares				
Book value per share (in PLN) - diluted				

OFF-BALANCE-SHEET ITEMS

	as at Dec. 31, 2002 end of 4th quarter 2002	as at Sept. 30, 2002 end of 3rd quarter 2002	as at Dec. 31, 2001 end of 4th quarter 2001	as at Sept. 30, 2001 end of 3rd quarter 2001
1. Contingent receivables	0	0	0	0
1.1. From subsidiary and associated companies (due to)	0	0	0	0
- guarantees received				
-				
1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-				
2. Contingent liabilities	4 993	4 993	4 993	54 460
2.1. In favour of subsidiary and associated companies (due to)	4 993	4 993	4 993	54 460
- guarantees extended	4 993	4 993	4 993	54 460
-				
2.2. In favour of other companies (due to)	0	0	0	0
- guarantees extended	0	0	0	0
-				
3. Other (due to)	0	0	0	0
-	0	0	0	0
Total off-balance-sheet items	4 993	4 993	4 993	54 460

PROFIT AND LOSS ACCOUNT

	4th quarter ended Dec. 31, 2002	4 quarters ended Dec. 31, 2002 cumulative	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative
I. Net sales revenues	135 508	608 155	146 463	681 496
- of which sales to subsidiary and associated companies	6 928	51 049	10 693	49 750
1. Net sales of products	134 085	602 723	144 971	675 434
2. Net sales of merchandise and raw materials	1 423	5 432	1 492	6 062
II. Cost of products, merchandise and raw materials sold	114 041	451 623	129 745	503 352
- of which sold to subsidiary and associated companies	7 174	20 973	2 870	12 584
1. Cost of products sold	113 575	449 917	129 093	501 136
2. Cost of merchandise and raw materials sold	466	1 706	652	2 216
III. Gross profit (loss) on sales (I-II)	21 467	156 532	16 718	178 144
IV. Distrubution expenses	10 730	40 644	12 135	39 867
V. General administrative expenses	22 708	84 810	22 755	89 700
VI. Profit (loss) on sales (III-IV-V)	- 11 971	31 078	- 18 172	48 577
VII. Other operating income	14 132	21 399	12 868	28 785
1. Gain on disposal of non-financial fixed assets	2 927	2 927	431	7 811
2. Subsidies	6	23	20	37
3. Other operating income	11 199	18 449	12 417	20 937
VIII. Other operating expenses	14 813	27 661	7 790	30 943
1. Loss on disposal of non-financial fixed assets	- 213	0	0	0
2. Reveluation of non-financial fixed assets	0	0	0	0
3. Other operating costs	15 026	27 661	7 790	30 943
IX. Operating profit (loss) (VI+VII-VIII)	- 12 651	24 816	- 13 094	46 419
X. Financial income	19 557	24 435	21 580	29 957
1. Equity income – dividends	- 24	151	393	2 436
- of which from subsidiary and associated companies	0	0	0	2 000
2. Interest receivable	1 253	3 753	2 406	6 582
- of which from subsidiary and associated companies	43	73	82	137
3. Gain on disposal of investments	19 013	19 013	18 371	18 937
4. Reveluation of investments	0	0	0	0
5. Other financial income	- 684	1 518	410	2 002
XI. Financial expenses	860	4 856	1 700	5 199
1. Interest payable	320	2 168	1 621	5 118
- of which to subsidiary and associated companies	0	0	1	1
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	- 0	989	0	0
4. Other financial expenses	540	1 699	79	81
XII. Profit (loss) on ordinary activities (IX+X-XI)	6 046	44 395	6 786	71 177
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)	42	122	167	167
1. Extraordinary gains	43	158	301	301
2. Extraordinary losses	1	36	134	134
XIV. Profit (loss) before taxation (XII+/-XIII)	6 088	44 517	6 953	71 344
XV. Corporate income tax	- 143	13 552	- 91	20 176
a) current portion	- 1 037	11 504	- 2 280	20 183
b) deferred portion	894	2 048	2 189	- 7
XVI. Other obligatory profit decreases (loss increases)	0	0	0	0
XVII. Share in net profits (losses) of companies valued under the equity method	0	0	0	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)	6 231	30 965	7 044	51 168

Net profit (loss) (on annual basis)		30 965		51 168
Weighted average number of ordinary shares		46 077 008		46 077 008
Earning (loss) per ordinary share (in PLN) - basic		0,67		1,11
Diluted weighted average number of ordinary shares				
Earning (loss) per ordinary share (in PLN) - diluted				

STATEMENT OF SHAREHOLDERS' EQUITY

	4th quarter ended Dec. 31, 2002	4 quarters ended Dec. 31, 2002 cumulative	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 186 065	1 172 413	1 170 468	1 048 547
a) changes in accepted accounting principles (polices)	- 8 820	- 532	- 5 028	73 132
b) corrections of material faults	0	0	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 177 245	1 171 881	1 165 440	1 121 679
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
-				
b) reductions, of which:	0	0	0	0
- retirement of shares	0	0	0	0

-				
1.2. Share capital at the end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0	0	0
2.1. Changes in not paid-up share capital	0	0	0	0
a) additions, of which:	0	0	0	0
-				
b) reductions, of which:	0	0	0	0
-				
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
-				
b) reductions, of which:	0	0	0	0
-				
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	707 567	674 405	673 768	588 341
4.1. Changes in reserve capital	512	33 674	638	86 064
a) additions, of which:	512	33 937	638	86 064
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	0	0	0	0
- distribution of profit (in excess of value required by law)	0	32 547	0	84 807
- sale or disposal of tangible fixed assets	512	1 390	638	1 257
b) reductions, of which:	0	263	0	0
- coverage of loss	0	263	0	0
-				
4.2. Reserve capital at the end of period	708 079	708 079	674 406	674 405
5. Revaluation capital at the beginning of period	286 708	288 526	289 164	290 145
5.1. Changes in revaluation capital	- 4 973	- 6 791	- 638	- 1 619
a) additions, of which:	1 114	1 114	0	0
-	0	0	0	0
b) reductions, of which:	6 087	7 905	638	1 619
- sale or disposal of tangible fixed assets	512	1 390	638	1 257
- reserve for deferred income tax charged to capital	5 480	6 371	0	0
- reclassification of investments	95	144	0	0
5.2. Revaluation capital at the end of period	281 735	281 735	288 526	288 526
6. Other reserve capital at the beginning of period	0	0	0	0
6.1. Changes in other reserve capital	0	0	0	0
a) additions, of which:	0	0	0	0
-				
b) reductions, of which:	0	0	0	0
-				
6.2. Other reserve capital at the end of period	0	0	0	0
7. Prior years' profit (loss) at the beginning of period	74 902	117 330	71 259	84 807
7.1. Prior years' profit at the beginning of period	74 902	117 593	71 259	84 807
a) changes in accepted accounting principles (polices)	- 8 820	- 532	- 5 028	66 232
b) corrections of material faults	0	0	0	0
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	66 082	117 061	66 231	151 039
a) additions, of which:	24 734	0	44 124	0
- distribution of prior years' profit	24 734	0	44 124	0
-reclassification of investments	0	0	0	0
b) reductions, of which:	0	50 978	0	84 807
- distribution of prior years' profit	0	50 978	0	84 807
- others	0	0	0	0
7.3. Prior years' profit at the end of period	90 816	66 083	110 355	66 232
7.4. Prior years' loss at the beginning of period	0	263	0	0
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	0	263	0	0
a) additions, of which:	0	0	263	263
- transition of prior years' loss to be covered	0	0	0	0
-				
b) reductions, of which:	0	263	0	0
-coverage from reserve capital	0	263	0	0
7.6. Prior years' loss at the end of period	0	0	263	263
7.7. Prior years' profit (loss) at the end of period	90 816	66 083	110 092	65 969
8. Net profit (loss)	6 231	30 965	7 044	51 168
a) net profit	6 231	30 965	7 044	51 168
b) net loss	0	0	0	0
c) charges on the profit	0	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	1 179 015	1 179 015	1 172 222	1 172 222
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	1 179 015	1 179 015	1 172 222	1 172 222

CASH FLOW SATEMENT

	4th quarter ended Dec. 31, 2002	4 quarters ended Dec. 31, 2002 cumulative	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative
A. Cash flows from operating activities - direct method				
I. Cash provided by operating activities				
1. Sales revenues				
2. Other income from operating activities				
II. Cash used in operating activities				
1. Goods and services purchased				
2. Net salaries and wages				
3. Social and health security, other benefits				
4. Taxes and charges				
5. Other operating expenses				
III. Net cash flows from operating activities (I–II)				
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	6 231	30 965	7 044	51 168
II. Total adjustments	- 12 446	43 557	21 840	55 090
1. Share in net (profits) losses of companies valued under the equity method	0	0	0	0
2. Depreciation and amortisation	17 442	69 231	18 117	67 738
3. (Gain) loss on foreign exchange differences	92	188	- 1 714	- 26
4. Interest and dividends	- 459	1 532	902	1 674
5. (Gain) loss on investing activities	- 22 632	- 21 414	- 15 616	- 23 418
6. Change in provisions	- 6 811	- 9 258	- 27 739	- 7 600
7. Change in inventories	749	2 736	1 032	3 355
8. Change in receivables	12 820	886	23 019	10 925
9. Change in current liabilities (excluding loans and bank credits)	- 20 469	- 6 943	1 127	- 8 035
10. Change in deferred and accrued expenses	6 304	2 204	23 680	11 117
11.Other adjustments	518	4 395	- 968	- 640
III. Net cash flows from operating activities (I+/-II)	- 6 215	74 522	28 884	106 258
B. Cash flows from investing activities	0	0	0	0
I. Cash provided by investing activities	67 840	68 549	7 523	65 964
1. Disposal of intangible assets and tangible fixed assets	1 134	1 830	- 7 720	55
2. Disposal of investments in real-estate and intangible assets	5 150	5 150	8 792	8 792
3. From financial assets, of which:	61 556	61 569	6 451	57 117
a) in subsidiary and associated companies	0	0	0	0
- disposal of securities	0	0	0	0
- dividends and shares in profits	0	0	0	0
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
b) in other companies	61 556	61 569	6 451	57 117
- disposal of securities	61 418	61 418	6 059	54 681
- dividends and shares in profits	138	151	392	2 436
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
4. Other investing income	0	0	0	0
II. Cash used in investing activities	- 19 951	- 76 852	- 20 271	- 154 675
1. Purchases of intangible assets and tangible fixed assets	- 19 499	- 76 307	99 685	- 1 909
2. Purchases of investments in real-estate and intangible assets	0	0	- 131 913	- 131 913
3. For financial assets, of which:	- 452	- 545	13 236	- 11 594
a) in subsidiary and associated companies	- 164	- 248	0	- 8 689
- acquisition of securities	- 164	- 248	0	- 8 689
- long-term loans granted	0	0	0	0
b) in other companies	- 288	- 297	13 236	- 2 905
- acquisition of securities	- 288	- 297	15 140	- 1 001
- long-term loans granted	0	0	- 1 904	- 1 904
4. Other investing expenses	0	0	- 1 279	- 9 259
III. Net cash flows from investing activities (I-II)	47 889	- 8 303	- 12 748	- 88 711
C. Cash flows from financing activities	0	0	0	0
I. Cash provided by financing activities	0	19 446	0	17 746
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	0	19 446	0	17 746
3. Issuance of debt securities	0	0	0	0
4. Other financial income	0	0	0	0
II. Cash used in financing activities	- 2 302	- 31 447	- 2 954	- 14 548
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	0	- 18 431	0	0
3. Profit distribution expenses other than payments to shareholders	0	0	0	0
4. Payments of bank credits and loans	- 1 866	- 10 008	- 3 229	- 11 371
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	0	0	0	0
7. Finance lease commitments paid	0	0	0	0

8. Interest paid	- 436	- 3 008	275	- 3 177
9. Other financial expenses	0	0	0	0
III. Net cash flows from financing activities (I-II)	**- 2 302**	**- 12 001**	**- 2 954**	**3 198**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**39 372**	**54 218**	**13 182**	**20 745**
E. Change in balance-sheet cash and cash equivalents'	**39 372**	**54 218**	**13 182**	**20 745**
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	**90 644**	**75 798**	**62 616**	**55 053**
G. Cash and cash equivalents - end of period (F+/-D)	**130 016**	**130 016**	**75 798**	**75 798**
- of which those with restricted availability	0	0	0	0

Notes to the report for the 4th quarter of 2002

1. Background

1.1 The report in question sets out the balance sheet according to the accounting books as of December 31, 2001 and 2002, and as of September 31, 2001 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in the Company's equity as of the 4th quarter of 2001 and as of the 4th quarter of 2002.
The report in question covers the aggregate figures reported by all the organizational units that keep separate accounts and that altogether constitute the company ORBIS S.A.

1.2 The financial statements have been prepared on the assumption that the Company further continues its business operations.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the fourth quarter of the year 2002:

2.1 Basis for preparation of the financial statements

The financial statements of the Company were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or manufacture cost less depreciation write-offs calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) and less write-offs for a permanent loss in value.

2.3 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition cost or manufacture cost. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities taken for the purposes of financing work in

progress and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

2.4. Depreciation

A period or a rate of depreciation is determined as at the date of acquisition of an intangible fixed asset or a fixed asset. Intangible fixed assets are depreciated by means of a straight-line method while in case of fixed assets, the method of depreciation is established at the time of acquisition.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported.

2.5 Long-term investments

Long-term investments comprise assets kept by the Company for the purposes of generating economic benefit, among others real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues

2.5 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

2.7 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the

transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.
The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land.

2.8 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as of the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the Company's bank, i.e. Bank Handlowy, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the Company's bank, i.e. Bank Handlowy for a given day, which cannot be higher than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.
Also, the Company makes general revaluation write-offs for amounts due from debtors that are

- overdue for 3 – 6 months – up to 25% of the amount due
- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

2.9 Stocks

Tangible current assets are appraised at the acquisition cost at the date of their acquisition.

The acquisition cost is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory at the level of a retail price comprising the purchase price, output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.
Tangible current assets are reported at the purchase price or net selling price, whichever is lower.
If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.10 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Company's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.11 Deferred costs and prepayments

Deferred costs and prepayments (assets) are reported according to the nominal value of costs (expenses) actually incurred or according to revenues posted to the profit and loss account. Deferred costs are costs of set up provisions for operating and financial activities and are appraised according to the estimated value of these costs.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

As of the balance sheet day, deferred costs and prepayments are reported at their initial value less write-offs to costs posted prior to the balance sheet day while prepayments are reported at their initial value less write-offs for the dissolution of the "prepayments" item.

2.12 Income tax

According to the Polish regulations, the Company calculates the income taxes due to be paid in 2002 at 28% of its taxable income.
The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purpose,

- setting up a provision for liabilities relating to the basic operating activities (e.g. pays, derivates from provisions for pays, posted but not paid costs of energy)
- accrued but unpaid interest on loans, resulting from executed contracts,
- setting up a provision for liabilities to employees for retirements benefits and jubilee awards,
- accrued unrealized negative foreign exchange differences,

Provision for deferred income tax is set up in the amount of the income tax to be due in the future. The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- accounting of unpaid default interest for overdue debts.

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

2.13 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of ORBIS S.A. is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as the its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Meeting of Shareholders.

The item "revaluation reserve" includes the following:

- in respect of real property reported as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;
- the value of perpetual usufruct of land disclosed in the balance sheet was reported as an increase of capital in 2002.

2.14 Provisions

The Company sets up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions. The reserves are also created for potential future liabilities, the amount of which can be reliably assessed, including costs

related with restructuring and liabilities to employees for retirement benefits and jubilee awards.

The reserves are created in a justified and reasonably assessed amounts as of the date of the occurrence of an event making it necessary for such a reserve to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of reserves is verified, appropriate adjustments are made, if necessary, so that the balance of reserves reflects the current, most reliable assessment of its value.

2.15 Principles of determining financial result

In ORBIS S.A. the net financial result is composed of:

a) operating result
- profit (loss) from basic operating activities
- profit (loss) from other operating activities

b) result from financial operations

c) Extraordinary items

d) obligatory charges of financial result due to income tax paid by ORBIS S.A. and payments equalized with them on the basis of separate regulations, as broken down into:
- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The result from basic operating activities constitutes a difference between income and costs relating to the basic operating activities of ORBIS S.A.. Sales of services are valued according to invoiced and rendered services.

Result on other operating activities constitutes a difference between income and costs directly relating to operating activities of Orbis S.A. In ORBIS S.A. other operating income and costs embrace the following:
- income and costs being a result of ongoing events that took place in the course of the reporting period
- income and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial ones,
- income as a result of benefits generated in the preceding years being cleared in the future periods.

The result on financial operations constitutes a difference between financial income and financial costs comprising the following groups:
- income from interest, dividends and other benefits resulting from financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivables other than those treated as financial assets and costs of interest on trade liabilities and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,

- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result of extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change of its amount.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

3. Changes in the principles of accounting and reporting in the financial statements

3.1 The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

3.1.1 The profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

3.1.2 In the balance sheet:

3.1.2.1. The titles to the perpetual usufruct of land which until December 31, 2001 were reported in the off-balance sheet registers, have been disclosed in the asset column under the item "fixed assets" and "investments"

3.1.2.2 Other appropriations have been made:
- the purchased titles to the perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art, machines and equipment (so far reported as fixed assets) and the title to a perpetual use of land posted from an off-balance register;

- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (prior to January 1, 2002, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;
- short-term investments include the title to a perpetual use of land on which the Bristol hotel is located and the Bristol hotel building as well as works of art posted from an off-balance register.

3.1.2.3. Under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register prior to January 1, 2002) has been posted to profit/loss from previous years, while the accrued expenses have been reported as other provisions for payments due.

Owing to changes in accounting principles ORBIS S.A. introduced the following changes to previously presented comparative data.

1. In the balance sheet for the 3rd quarter of 2002, changes have been made in the following items:

	As at September 30, 2002 as presented in SAQ 3/2002	As at September 30, 2002, transformed
a) Land (including titles to the perpetual usufruct of land)	**288 336 397.49**	**76 374 571.99**
Adjustment of valuation of titles to the perpetual usufruct of land		-211 961 825.50
b) Buildings, premises as well as civil and water engineering constructions	**892 861 436.42**	**892 293 078.69**
Adjustment of the value of fixed assets reclassified to investments – buildings and structures		-568 357.73
c) Technical equipment and machines	**73 162 339.68**	**73 161 999.47**
Adjustment of the value of fixed assets reclassified to investments - machines and equipment		-339.76
e) Other fixed assets	**43 638 714.77**	**43 740 425.59**
Adjustment of the value of fixed assets reclassified to investments – buildings and structures – works of art		101 710.82
Real property (long-term investments)	**8 896 316.00**	**8 878 406.95**
Adjustment of the value of fixed assets reclassified to investments - machines and equipment		-17 909.05
Other long-term investments	**119 188.20**	**412 909.05**
Adjustment of the value of fixed assets reclassified to investments - machines and equipment		17 909.05
Adjustment of the value of fixed assets reclassified to investments – works of art		275 811.8
Long term accruals and prepayments	**14 699 019.37**	**14 832 112.01**
Assets relating to the deferred income tax	0.00	133 092.64
Other short-term investments	**23 522 601.46**	**23 350 816.46**
Valuation adjustment of reported titles to the perpetual usufruct of land		-171 785.00
Revaluation reserve (fund)	**561 313 938.14**	**286 707 548.64**
Adjustment of the value of fixed assets reclassified to investments – machines and equipment, buildings and structures		1 320 535.19

Provision for the deferred income tax		906 781.96
Valuation adjustment of reported titles to the perpetual usufruct of land		-171 785.00
Transfer of write-off of long-term investments from the result from past years		2 319 933.82
Valuation adjustment of reported titles to the perpetual usufruct of land		-276 718 307.71
Adjustment of the value of fixed assets reclassified to investments – works of art		377 522.62
Profit (loss) from past years	**14 273 564.89**	**74 901 975.98**
Deferred income tax		-2 559 974.88
Adjustment of the value of fixed assets reclassified to investments – machines and equipment, buildings and structures		751 837.70
Transfer of write-off of long-term investments to revaluation reserve		-2 319 933.82
Valuation adjustment of reported titles to the perpetual usufruct of land		64 756 482.21
Provision for deferred income tax	**12 585 781.56**	**14 372 067.12**
Provision for deferred income tax		1 783 285.56

2. In the balance sheet for the 3rd quarter of 2001, changes have been made in the following items:

	As at September 30, 2001 as presented in SAQ 3/2002	As at September 30, 2001, transformed
a) Land (including titles to the perpetual usufruct of land)	**243 550 202.86**	**75 723 471.95**
Adjustment of valuation of titles to the perpetual usufruct of land		-167 826 730.81
b) Buildings, premises as well as civil and water engineering constructions	**864 606 634.95**	**859 759 421.13**
Adjustment of the value of fixed assets reclassified to investments – buildings		-4 847 213.82
c) Technical equipment and machines	**74 088 323.01**	**73 761 073.90**
Adjustment of the value of fixed assets reclassified to investments - machines and equipment		-327 249.11
e) Other fixed assets	**51 009 509.32**	**51 100 361.28**
Adjustment of the value of fixed assets reclassified to investments – works of art		90 851.96
Real property	**0.00**	**12 601 459.17**
Adjustment of the value of fixed assets reclassified to investments – buildings		7 187 067.09
Adjustment of the value of titles to the perpetual usufruct of land reclassified to investments		5 414 392.08
Other long-term investments	**98 400.59**	**1 198 162.33**
Adjustment of the value of fixed assets reclassified to investments – machines and equipment		803 162.33

Adjustment of the value of fixed assets reclassified to investments – works of art		296 599.41
Revaluation reserve (fund	**517 114 699.81**	**288 177 862.95**
Valuation adjustment of reported titles to the perpetual usufruct of land		-223 048 113.02
Reclassification of investments		-13 920 274.00
Adjustment of the value of titles to the perpetual usufruct of land reclassified to investments		4 833 556.99
Adjustment of the value of fixed assets reclassified to investments – buildings		2 339 853.27
Adjustment of the value of fixed assets reclassified to investments – machines and equipment		475 913.22
Adjustment of the value of fixed assets reclassified to investments – works of art		382 226.68
Profit (loss) from past years	**2 516 997.93**	**72 244 713.92**
Reclassification of investments		13 920 274.00
Adjustment of the value of titles to the perpetual usufruct of land reclassified to investments		580 835.09
Adjustment of the value of fixed assets reclassified to investments – works of art		5 224.69
Valuation adjustment of reported titles to the perpetual usufruct of land		55 221 382.21

4. Information concerning adjustments for provisions, provision and assets for deferred income tax and revaluation write-offs made.

a) In the current quarter the Company revalued provisions for the following future expenditure and liabilities:

- a provision for jubilee awards and retirement severance pays of PLN 5,985 thousand was dissolved and a provision amounting to PLN 985 thousand was set up so, at the end of the 4th quarter 2002, the provision for jubilee awards and retirement severance pays totalled PLN 39.641 thousand,
- a provision was set up for pensions for the disabled amounting to PLN 416 thousand.

b) Provision and assets for the deferred income tax.

In the current period the provision for deferred income tax grew by PLN 1,246 thousand. Since the beginning of the year in went up by PLN 664 thousand to reach 15,618 thousand, of which the following items have been posted to:

- financial result - PLN 1,780 thousand,
- equity - PLN 1,116 thousand

The current quarter saw an increase in assets for deferred income tax by PLN 1,660 thousand, that is since the beginning of the year by PLN 268 thousand, the entire sum having been posted to financial result.

c) Write-offs to revalue the assets

As at the end of the current quarter revaluation of assets was performed. The following were charged to the financial result:

- write-off to revalue long-term financial assets amounting to PLN 2,082 thousand,
- write-off to revalue receivables, amounting to PLN 4,678 thousand,

- write-off to revalue short-term investments in participations and shares, amounting to PLN 505 thousand,

5. **The Management Board's position as regards the possibility of generating results in a given year in accordance with previously published forecasts, in the light of results presented in the quarterly report as compared to results forecast.**
The Management Board of Orbis S.A. did not publish any forecasts as regards the Company's results.

6. **Analysis of figures reported in the balance sheet**

The balance sheet total as at the end of 4th quarter of 2002 did not show any significant changes as compared to the balance from the preceding year.

Assets:
In Orbis S.A. the structure of assets is dominated by fixed assets (85.8%). Amongst them the main item are the tangible fixed assets (85.5%), In current assets the dominant role is played by short-term investments (73.8%) followed by short-term receivables (17.9%).

As at the end of the 4th quarter, fixed assets decreased by 4% as compared to the end of 2001. The value of fixed tangible assets remained at an unchanged level. The decrease in the intangibles was due to the depreciation of goodwill. The largest percentage drop was reported in long-term investments (by 59%) but owing to an insignificant share in total assets (3.1%) it did not considerably affect the assets. This change is mainly due to the reclassification of real property posted as investments to short-term investments and a sale of a company established under the Dutch law and operating under the business name of AWSA Holland II BV.

As at the end of the 4th quarter the balance of current assets grew by 36.7% as compared to the end of the preceding year. This was brought about mainly by the increase in the short-term investments in short-term financial assets – cash and cash equivalents. Short-term debtors grew insignificantly – by 3% and the growth related to trade debtors. The balance of stocks went down by 19.6% which is a consequence of the Company's planned policy.

Liabilities

Some minor changes in the share of equity in the structure of the Company's financing take place from one calendar quarter to another. Equity continues to account for 85% of total liabilities. As at the end of 4th quarter, the initial capital constitutes 7.8% of the equity; supplementary capital accounts for 60.1% while the revaluation reserve for 23.9%.

The items "creditors" and "provisions" account for 14.4% of the total liabilities. Provisions for future liabilities account for 41.9% of the total liabilities, short-term creditors constitute 33.7% and long-term creditors account for 24.5%. Accruals and deferred income, mainly attributable to operating revenues, account for 3.2% of creditors and provisions for future liabilities.

The value of equity did not change as compared to the end of the year 2001. Supplementary capital grew by 5% while the revaluation capital went down by 2.4%. The growth of supplementary capital was attributable to the distribution of profit and reallocation of amounts from the revaluation capital in relation to the sale of fixed assets. Changes reported in the revaluation capital result mainly from changed principles of valuation of assets posted as investments in relation to their reclassification from long-term to short-term investments.

At the end of the fourth quarter of 2002, the provisions for future liabilities accounted for 89% of this figure at the end of the fourth quarter of 2001. The decline was attributable to the dissolution of the provision for retirement benefits and jubilee awards and a decrease in other provisions. The remaining provisions include: long-term provision for costs related to take-over of leasing and short-term payroll reserves, fees for the use of hotel reservation systems, membership fees, fees for the perpetual usufruct of land and franchise fees.

The growth of long-term creditors results from the incurring of a long-term credit.

The sum of short-term creditors decreased by 27.6%. The decline predominantly related to liabilities to other entities where short-term loans were paid off, also the sum of trade creditors went down. Special Funds (Social Benefits Fund) decreased by 11.6%.

Accruals and deferred income were at the level recorded at the end of 4th quarter 2001.

7. Analysis of figures reported in the profit and loss account

In 2002, the sales revenues generated by Orbis hotels were lower than in the year 2001. GUS estimates on the growth of the GNP in the fourth quarter 2002 and in 2002 – 2.0% and 1,3%, respectively, were partly reflected in results generated by Orbis as, after the fourth quarter 2002, Orbis hotels reported a lower dynamics of a decline in the occupancy rate, average price per room sold and, therefore, income per one available room as compared to the three quarters of 2002. Such a rate of economic growth was yet not sufficient for Orbis hotels to record an increase in the number of roomnights sold. The hotel industry in Poland, from the point of view of expansion of room base, is amongst one of the best developing branches of Polish economy. Faced with completed accession negotiations between Poland and the European Union, the process of investing in the hotel industry is continued. Every few months new hotels are opened in various towns and in order to attract clients – in the times of lack of balance between the demand and the supply for hotel services, these hotels pursue a more and more aggressive price policy. This contributes to the drop in the average price of one room sold in Orbis S.A. hotels in 2002. However, a periodically high EUR/PLN exchange rate was a positive factor affecting the average price realized by ORBIS hotels thus allowing hotels to generate higher revenues from sales in the foreign incoming traffic segment in particular in the third, but also in the second and the fourth quarter of 2002.

In the fourth quarter of 2002, the sales revenues generated by Orbis hotels equalled PLN 135 508 thousand and were by 7.4% lower than in the 4th quarter of 2001. The occupancy rate in Orbis hotels stood at 36.8% - lower by 2.7 percentage point as compared to the fourth quarter 2001. The number of room nights sold by hotels

equalled 338 838 and was lower by 6.3% than in the corresponding period of the preceding year. The average rate per room sold was PLN 216.1 and dropped by 1.7% in the fourth quarter of 2002. The revenue per one available room was PLN 79.5 and was by 8.5% lower as compared to the 4th quarter 2002. The number of hotels forming the Orbis hotel base was 10 031 rooms in the 4th quarter and was by 0.8% higher as compared to the 4th quarter 2001.

In the business segment, the number of roomnights sold was by 8.9% lower than in the 4th quarter 2001 and the average rate per one room sold equalled PLN 251.9, that is by 3.8 lower than the rate achieved in the 4th quarter 2001. The share of business clients in roomnights sold in the 4th quarter 2002 was 61.4% and went down by 1.9 percentage point as compared to the fourth quarter 2001.

In the tourist segment the number of room nights sold showed a reduction by 2.4% than in the 4th quarter 2001 while the average rate per one room sold was PLN 160.1 representing a 9.4 % increase as compared to the price achieved in the 4th quarter. The share of tourist segment in the total number on roomnights sold in the fourth quarter 2002 was 38.6 and grew by 1.8 percentage point as compared to the 4th quarter 2001. When analysing figures relating to sales divided into the business segment and the tourist segment, it must be not forgotten that owing to changes in the applied rules of segmentation these figures cannot be directly compared to those generated in 2001.

In the 4th quarter 2002 the share of Poles in roomnights sold was 41.2%. while the share of foreigners equalled 58.8%. Over that period the number of roomnights sold to Poles was by 11.0% lower and sold to foreigners was by 2.6% lower. As concerns the foreigners, in the 4th quarter 2002 the biggest share of roomnights was sold to Germans (18.4%) despite the fact that the number of roomnights sold to Germans was by 9.5% lower as compared to the 4th quarter 2001. Scandinavians bought 6.7% of roomnights, citizens of USA and Canada – 4.7% citizens of Great Britain 3.9 and tourists from Israel 3.2%.

In the year 2002, the sales revenues generated by Orbis hotels equaled PLN 608 155 thousand and were by 10.8% lower than in 2001. The occupancy rate stood at 44.3% and recorded a reduction of 4.9 percentage point as compared to 2001. In total, in the year 2002 1 623 724 room nights were sold in hotels which represents a decrease by 8.7% as compared to 2001 and the average rate per room sold equaled PLN 211.2, which is by 4.3% lower than the corresponding rate recorded in the year 2001. The revenue per available room was PLN 93.6 which translates into a drop of 13.8% as compared to the year 2001. The average annual base of rooms available in Orbis S.A. hotels increased by 1.8% to reach the number of 10 070 rooms in the year 2002.

The share of business customers in the number of rooms sold was 50.6% and fell by 5.6 percentage point as compared to 2001. In 2002, 17.9% less room nights were sold than in the year 2001 and the average rate achieved in that segment equaled PLN 258.5, that is by 6.3% lower than in 2001. In the tourist segment a 3% increase in the number of room nights sold was recorded and the average rate in that segment stood at PLN 163.3 representing a growth by 9.2% as compared to 2001. In the year 2002, the share of tourists in room nights sold was 49.4% and grew by 5.6 percentage point as compared to 2001.

In 2002 Poles accounted for 35.2% guests at Orbis hotels – by 0.4 percentage point more than in 2001. In consequence, the share of foreigners in room nights sold dropped to 64.8%. In the year 2002, guests who most frequently stayed at Orbis hotels included Germans (22% of total room nights sold with their share recording a slight 1% drop as compared to 2001) followed by Scandinavians (6.1%), Americans and Canadians (5.7%), the British (4%) and Italians (also 4%), Israelis (3.3%) and the French (3.0).

The Company continues employment restructuring program which brings about a continuous drop in the employment level. At the end of the 4th quarter of 2002 the employment level was by 14.9% lower than in the preceding year, while average employment level for four quarters was by 12.7% lower. Average employment level in the period of four quarters of the year 2002 was 6 439 employees. The employment coefficient per available one room went down from 0.71 at the end of the 4th quarter of 2001 to 0.62 in the year 2002. The average remuneration in the amount of PLN 2 484 is by 0.6% lower than that paid out in the preceding year.

After four quarters of 2002 the share of finished products, goods for resale and raw materials in total revenues was at the level of 93% while the share of costs of products sold in total costs – 74.1% (including costs of sales and general overheads – 93.2) therefore changes in these items mostly determine the Company's financial result.

As at the end of the 4th quarter 2002 the incurred costs of finished products, goods for resale and raw materials were at the level of 89.7% of the costs recorded in the corresponding period of the preceding year, cost of sales was by 2% higher while the costs of general overheads were by 5.6% lower. In the 4th quarter of the year 2002, the costs of finished products, goods for resale and raw materials sold dropped by 7.5% as compared to the 4th quarter of 2001, costs of sales were by 11.6% lower and costs of general overheads were by 0.3% lower.

After four quarters of the year 2002 Orbis S.A. generated sales revenues amounting to PLN 31 078 thousand (64% of the result as at the end of 4th quarter of 2002) while when results of other operating activities are taken into consideration, the profit from operating activities amounts to PLN 24 816 thousand which represents 53.3% of the result generated in the same period of the year 2001. Other operating revenues include, among others revenue from trade marks, revenue from real property held as investments, revenue from the sale of non-financial investments.

During four quarters of 2002, the Company generated financial income of PLN 24 435 thousand (by 18.4% lower than during the four quarters of 2001), while the costs came to PLN 4 856 thousand (by 14.2% lower than during the corresponding period of 2001). In consequence, financial result was at the level of 79% of the last year's result. A major item in financial income includes income from the sale of securities and interest on short-term banking deposits. The dominant item of financial costs is costs of interest on loans and credits.

Gross profit after the four quarters of 2002 totaled PLN 44 517 thousand, while in the corresponding period of the preceding year it amounted to PLN 71 345 thousand, which translates into a decline by 37.6%.

The net profit generated by the Company during the four quarters of the year 2002 came to PLN 30 965 thousand which accounts for 60.5% of the net profit recorded in the corresponding period of the preceding year.

8. Analysis of information contained in the financial statements – comparative changes in equity

In the four quarters of 2002 no changes occurred as regards the amount of the initial capital.

In the course of 2002, the balance of supplementary capital grew by 5% which resulted from the distribution of profit from the preceding years and posting certain amounts from the revaluation reserve to supplementary capital due to changes in the balance of assets. The decrease was brought about by the coverage of losses from previous year. In the fourth quarter alone insignificant changes occurred caused by the sale of property.

The balance of the revaluation reserve at the end of the year 2002 was by 2.3% lower than at the end of 2001. The increase was brought about by the reclassification of long-term investments into short-term investments. The decrease was caused by the transfer of a certain amount from the revaluation reserve to the supplementary capital as a result of sale and liquidation of fixed assets, by changes in principles of valuation connected with the reclassification of long-term investments into short-term investments and provisions for a deferred income.

At the beginning of the reporting period, the past year's profit was by 38.8% higher than at the beginning of the corresponding period last year while in the course of four quarters of the year 2002 it decreased by 43.7% as a result of changes in adopted accounting principles and distribution of profit from previous years. Some of the net profit generated during past years was allocated for the payment of a dividend, while the rest was transferred to equity under the item supplementary capital. The loss from the preceding years was covered from the supplementary capital. In the fourth quarter alone, the change in the item "profit from previous years" was caused by the posting of net profit generated in past reporting periods. As at the end of the 4th quarter of 2002 the profit from the previous years amounted to PLN 690,816 thousand and after four quarters – PLN 6,083 thousand.

In the 4th quarter, the Company generated a net profit of PLN 6,231 thousand while in the entire 2002 – PLN 30,965 thousand.

As a result of changes, as at the end of the 4th quarter, the equity amounted to PLN 1,179,015 thousand which means that no significant changes occurred in its level in the course of 2002.

7. Analysis of figures reported in the cash flow statement

The cash flow statement of the Company is prepared by indirect method.
After four quarters of 2002, the Company generated a positive net cash flow from operating activities which however was by 30% lower than in the corresponding period

of the past year. This was due to a multitude of factors, most important of them being a net profit by 39% lower than that reported in the preceding year.
Despite that, other factors such as such as limiting the stocks maintained by the Company and the repayment of part of liabilities allowed the Company to generate positive cash flows from operating activities. Change in the balance of provisions for the anticipated liabilities and losses is related to the dissolution and use of the previously kept provisions, particularly those for liabilities towards employees (including jubilee awards) and to tax liabilities to the State budget due to the end of the administrative proceedings.

The coefficient of net profit to the surplus of funds from operating activities for the three quarters of 2002 amounts to 41.5%, while in the comparable period it equalled 51.8%.

As far as the investment operations are concerned, Orbis incurs high, although lower than in the preceding year, costs in relation to hotel modernization. Expenditure incurred by the Company during four quarters of 2002 represents 50% of expenditure incurred in the corresponding period of 2001 while in the fourth quarter alone – 97.2%. The remaining items of investment expenditure comprise those incurred in connection with the acquisition of financial assets. In the 4th quarter 2002 Orbis generated receipts from the sale of financial assets in remaining entities (shares in AWSA Holland II B.V.). Therefore, after four quarters of the year 2002 net cash flows from investment operations show a negative value despite the fact that the fourth quarter alone ended with a positive net cash flow from investment activities.

The Company reported a negative cash flow from financial operations. In the 4th quarter Orbis did not report any receipts but incurred expenditure in connection with the repayment of credits and loans. In the course of four quarters of the year 2002 the Company showed receipts on a credit facility taken and incurred expenditure relating to the payment of dividend for the owners amounting to PLN 18 431 thousand.

Despite negative net cash flows from other types of activities, cash flows generated by the Company on the basic type of activities are sufficient to record a positive balance of cash and cash equivalents at the end of the reporting period

9. a) As of February 14, 2003, the value of the Company's share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of November 15, 2002.	Changes from November 15, 2002, till February 14, 2003	Share in the initial capital as at February 14, 2003 (share of votes In the total number of votes).	No of shares as of February 14, 2003 (number of votes)
Accor S.A.	27.17%	+2.17%	29.34%	13 519 251
Reib International Holdings Limited	10.37%	-	10.37%	4 778 190
State Treasury	4.07%	-	4.07%	1 875 000
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management	5%	-	5%	2 307 600

Asset Management Ltd.				
CU OFE BPH CU WBK	4.34%	-	4.34%	2 000 000
Other shareholders	44.05%	-2.17 %	41.88%	18 293 114

b) In accordance with possessed information, in the period from the presentation of the former quarterly report no changes occurred with respect to the ORBIS S.A shares held by persons managing and supervising the Company.

10. In the period between January 1 2002 and December 31, 2002 ORBIS S.A. did not make any transactions with affiliates the value of which expressed in PLN would exceed EUR 500.000 and which were not typical or routine transactions made on market conditions, the nature and conditions of which result from the current operating activities pursued by the Company.

11. In the period between January 1 2002 and December 31, 2002 neither ORBIS S.A. nor its subsidiaries issued guarantees for credit or loans or issue a guarantee for the benefit of an entity or unit dependent on that entity, the total value of which would amount to less that 10% of ORBIS S.A. own capitals.

12. Other events affecting the Company's financial standing

12.1 On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2002/.

12.2 On March 12, 2002, the Supervisory Board of Orbis S.A. passed a Resolution no 10/V/2002 whereby it decided to prolong the agreement with a licensed auditor Deloitte & Touche Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, that has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000 and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.
/Current report no 7/2002/.

12.3 On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th term of office of the Board:

1/ Maciej Grelowski	- President of the Management Board
2/ Ireneusz Węgłowski	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Krzysztof Gerula	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board

The above mentioned persons served as members of the Orbis S.A. Management Board during the fourth term of office of the Board.

/Current report no 12/2002/.

12.4 The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:
   - balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
   - profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
   - cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
   - additional notes;
4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

12.5 The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);

- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the group during the year 2000.

12.6 The Ordinary General Assembly of Shareholders also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to the perpetual usufruct of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;
4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m^2,
   - ownership title to laundry building having an area of 2,360 m^2,
   - ownership title to storehouse having an area of 720 m^2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m^2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;
5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m^2,
   - and plot no 7/1 having an area of 930 m^2,

   registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.
6) transfer, without recourse to the tender procedure, to "ZASADA" S.A. company of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m^2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec.

12.7 The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
/Current report no 17/2002/.

12.8 On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as a member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2002/.

12.9 On July 1, 2002, Orbis S.A. and Accor Poland executed an Amending Annex to the Conditional General Franchising Agreement executed on July 26, 2000, relating to the Novotel Warszawa Centrum Hotel in Warsaw, by virtue of which the said hotel, owned by "Orbis" S.A. and so far operating as the Forum hotel in Warsaw, as from July 1, 2002 began its operations under the Novotel mark. At present, the hotel is undergoing refurbishment works which are planned to be finalized in mid-2004.
/Current report no 21/2002/

12.10. The rating agency Fitch Ratings awarded a domestic long-term rating to Orbis S.A. The Company was rated "A-(pol)" with a stable perspective. Thus, the process of changing the rating awarded by CERA S.A. for a domestic rating by Fitch Ratings has been finalized.

The said rating reflects the leading position of Orbis S.A. at the Polish hotel market, a good credit profile, participation of Accor as a strategic investor in the Company as well as susceptibility of the hotel industry to fluctuations of business trends.

Domestic rating at "A(pol)" level stands for "high credibility as compared to other business operators evaluated in the same country. However, changes in the environment or business conditions might affect the capability to timely perform financial obligations to a greater extent than in the case of financial obligations classified into a higher category."
/Current report no 24/2002/

12.11. On August 23, 2002, "Orbis" S.A. signed an agreement with CA-IB Financial Advisers Ltd., which leads an advisory consortium composed of SGandR Valuation Services Company acting as a branch in London, Great Britain, of HVS International – an American company, BDO Polska Ltd. and Allen and Overy, A. Siemiątkowski LLP. The consortium will advise in carrying out the share purchase transaction in companies Hekon Hotele Ekonomiczne S.A. and Societe d'Exploitation Hotel Ltd. that manage the hotel assets of Accor Poland.
/Current report no 26/2002/

12.12 On September 20, 2002, Orbis S.A. and the Polish oil corporation, Polski Koncern Naftowy ORLEN S.A signed a letter of intent and an agreement concerning purchase by PKN ORLEN S.A. of shares in the company AWSA Holland II BV established under the Dutch law.

The projected transaction involved 165,924 of the Company's shares (i.e. all the shares held by Orbis S.A.), being the sole shareholder of the company operating under the business name AWSA Holland I BV, established under the Dutch law, holding 98.85% of shares in the company operating under the business name Autostrada Wielkopolska S.A. established under the Polish law.

The agreement provided for a prepayment towards the Company's share sale price to

Orbis S.A. in the amount of PLN 20,000,000. The purchase price and the remaining terms of the above-mentioned transaction shall be determined by Orbis S.A. and PKN ORLEN S.A. in the course of further negotiations.

On October 24, 2002, the Company signed an Annex to the Agreement executed with PKN Orlen S.A. on September 20, 2002. By virtue of the said Annex, the parties have prolonged, until November 15, 2002, the deadline for conclusion of negations by way of signing the share sale agreement.

In consequence of signing the Annex with PKN Orlen S.A., the validity of the option to demand the repurchase of shares by Kulczyk Holding S.A., exercisable by Orbis S.A., has been prolonged until December 31, 2002.

On November 15, 2002 Orbis S.A. and PKN Orlen S.A. executed a Share Purchase Agreement concerning the sale of shares in a Dutch company operating under the business name AWSA Holland II B.V. to PKN Orlen S.A. and defining the terms of sale of 165,924 shares for a price of PLN 61,400,000. The Share Purchase Agreement the terms and conditions for the execution of the Share Transfer Agreement.

Within the framework of implementing the conditional AWSA II Share Purchase Agreement executed with PKN Orlen S.A. on November 15, 2002 Orbis S.A. executed, on December 10, 2002, a Share Disposal Agreement to PKN Orlen S.A. pertaining to the shares in AWSA Holland II B.V.

As a result of finalizing the transaction, "Orbis" S.A. sold to PKN Orlen S.A. 165,924 shares in AWSA II (9.218% of the initial capital of the company) for a total price of PLN 61,400,000.

12.13. On October 25, 2002,Orbis Transport Sp. z o.o. – a subsidiary of ORBIS S.A. acquired 600 new shares with a nominal value of PLN 500,00 each in the increased initial capital of a limited liability company Capital Parking with a seat in Warsaw at 27 Nowogrodzka street.
The total value of acquired shares amounted to PLN 300,000.00 and was financed by means of a due and not overdue liability towards the company amounting to PLN 300,000.00 for the rent for the leased property located in Warsaw at 27 Nowogrodzka street. The initial capital of capital Parking running its core operations consisting in the management of non-residential real properties and other operations supporting land transport, amounts to – following the increase – PLN 500,000.00 while the share held by Orbis Transport Sp. z o.o. in the initial capital and the total amount of votes at the ordinary general meeting went up to reach 68% following that transaction.

13. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 117 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of December 31, 2002 were initiated against or by the Company.

13.1. Amongst the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real

property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 330 m^2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
b) Proceedings were carried out before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings. By virtue of the decision of November 15, 2002 the Supreme Administrative Court discontinued the proceedings stating that the complaint filed by ORBIS S.A. became groundless and substantive issues concerning the correctness of the establishment of the perpetual usufruct of land for the benefit of HESA should be considered by the Supreme Administrative Court during the case which is to be examined as result of the annulment, by the Supreme Court, of a ruling given by the SAC rejecting the complaint filed by ORBIS S.A., referred to hereinabove.
c) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected. Having examined on November 7, 2002 the extraordinary appeal against a ruling, the Supreme Court annulled the challenged ruling of the Supreme Administrative Court. The date of the hearing has not been fixed.
d) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision. So far, no response has been received. Owing to the change in the administrative system of the capital city of Warsaw, on November 19, 2002 a letter was addressed to President of Warsaw, Mr. Lech Kaczyński. So far no response has been received.
e) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on may 11, 2002 and concerning the disclosure of a building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, bricked, four-storey designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the Circuit Court through the intermediation of the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division.

In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926.

13. 2. Kasprowy Hotel in Zakopane.

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case filed have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The date of the hearing has been fixed for January 31, 2003.

13.3. Kasprowy Hotel in Zakopane.

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

13.4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal

Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Municipal Office and the Municipal Council applied for its rejection.

13.5. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. The case is pending.

13.6. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2.

13.7. Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

13.8 Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are

pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. Upon request of the Housing and Municipal Development Office, Orbis S.A. has delivered a copy of a decision of the Voivodship Office in Warsaw dated September 30, 1996, concerning acquisition, by operation of law, as from December 5, 1990, by the state-owned company Orbis, of the title to the perpetual usufruct of developed land, owned by the State Treasury, located at Królewska street, having a total area of 6 595 m^2. The president of the Housing and Municipal Development Office, by virtue of a notification dated October 11, 2002 informed that evidence had been collected and prior to the ruling being given the parties may – until October 30, 2002 – get acquainted with the files of the case, supplement the evidence as well as present their opinion in writing on gathered evidence and claims. The case is pending.

13.9 Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021.
By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002. The case is pending.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m^2.
The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual

hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the title to the perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship i Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated October 4, 2002. The case is pending.

13. 10. Sofitel in Kraków.

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. The date of the hearing has been fixed for February 24, 2003.

10.13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.

13.12. Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A. initiated by the Association of Polish Film Makers for the payment of

remuneration for the use by Orbis S.A. between July 01, 2000 and October 01, 2001 of audiovisual works of art on the exploitation field "public reproducing" in the amount of PLN 2 per one room per month, assuming that the number of rooms equals 10,000. It is a modification of the initial action formulated as a request for payment of remuneration for the period between May 23, 1994 until January 01, 1995 for the use by Orbis S.A. of audiovisual works of art on the exploitation field "simultaneous and integral broadcasting of a programme by a radio and television organization" in the amount of PLN 4 per room per month, assuming that the number of rooms equals 10,000.
In the course of a hearing on January 30, 2003 the Court obligated Orbis to present the statement of subscription fees for television sets in the Orbis network and the Company's issuing prospectus. The date of the next hearing has been fixed for March 17, 2003.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2002 1 EUR = PLN 4.0202
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.8697
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2001 1 EUR = PLN 3.5219
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.6509

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive, Main Accountant

Warsaw, February 14, 2003.